Filer: -NOT DEFINED-
Project: Rule 424(b)(3) and (c).pdml
REGAL-BELOIT CORPORATION

Form Type: 424B3   Period:
Document Name: rule424b3.htm
Description:

Job Number: -NOT DEFINED-
Saved: 12/13/2005 16:35:55

Rev: -NOT DEFINED-   Sequence: 1
Printed: 12/13/2005 16:36:04
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Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-116706

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated March 14, 2005)


$115,000,000
REGAL-BELOIT CORPORATION
2.75% Convertible Senior Subordinated Notes Due 2024


This prospectus supplement relates to the resale by the selling securityholders of 2.75% Convertible Senior Subordinated Notes Due 2024 issued by REGAL-BELOIT Corporation and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated March 14, 2005, including any amendment or supplement thereto. The terms of the notes are set forth in the prospectus.

The table below supplements and amends the table appearing under the caption "Selling Securityholders" beginning on page 47 of the prospectus dated March 14, 2005. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supercedes the information in the prospectus. We have prepared the table below based on information furnished to us by the selling securityholders listed below on or before December 15, 2005. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table below may not reflect the exact value of the notes held by each such selling securityholder on the date of this prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned (1)	Maximum Number Shares of Common Stock To Be Sold (1)	Number of Shares of Common Stock Beneficially Owned After the Offering (2)
UBS AG London	$15,000,000	13.04%	586,769	589,769	--

(1) Assumes conversion of all of the holder's notes at the initial conversion rate of 39.1179 shares per note. The initial conversion rate is subject to adjustment as described under the caption "Description of Notes - Conversion Rate Adjustments" in the prospectus dated March 14, 2005. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future. Effective December 9, 2004, we irrevocably exercised our option to elect to pay cash for the principal amount of the notes to any securityholders who convert their notes.

(2) Assumes the selling securityholders sell the maximum number of shares issued upon conversion of the notes.

To our knowledge, none of the selling securityholders named above nor any of their affiliates, officers, directors or principal equity holders has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See "Risk Factors" beginning on page 7 of the prospectus dated March 14, 2005.


The date of this prospectus supplement is December 15, 2005
